Exhibit K

EXECUTION VERSION

SHARE PURCHASE AGREEMENT

SHARE PURCHASE AGREEMENT (this “Agreement”) dated December 7, 2018, is entered into by and among Banyan Enterprises Limited, a BVI business company incorporated under the laws of the British Virgin Islands (the “Purchaser A”), Banyan Enterprises A Limited, a BVI business company incorporated under the laws of the British Virgin Islands (the “Purchaser B”, and, together with the Purchaser A, each a “Purchaser” and collectively the “Purchasers”) and Techedu Limited, a company with limited liability incorporated under the laws of the British Virgin Islands (the “Seller”).

Each of the Purchasers and the Seller is referred to herein as a “Party”, and the Purchasers and the Seller are collectively referred to herein as the “Parties.”

WHEREAS, on the date hereof, the Seller owns certain number of class A ordinary shares, par value US$0.001 per share (“Class A Ordinary Shares” and each a “Class A Ordinary Share”), of Tarena International, Inc. (the “Company”), an exempted company organized and existing under the laws of Cayman Islands, whose shares are listed on The NASDAQ Global Select Market.

WHEREAS, upon the terms and conditions set forth in this Agreement, (a) the Seller wishes to sell to the Purchaser A, and the Purchaser A wishes to acquire from the Seller, the number of Class A Ordinary Shares set forth herein (the “Purchaser A Target Shares”), and (b) the Seller wishes to sell to the Purchaser B, and the Purchaser B wishes to acquire from the Seller, the number of Class A Ordinary Shares set herein (the “Purchaser B Target Shares”).

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein and for good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties agree as follows:

Section 1

INTERPRETATION

1.1          Definitions. In this Agreement, unless otherwise provided herein, the following terms shall have the meanings set forth below:

“ADS” or “ADSs” means the Company’s American depositary shares, each of which represents one Class A Ordinary Share, evidenced by American depositary receipts.

“Affiliate” means any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person, as such terms are used in and construed under Rule 405 under the Securities Act.

“Anti-Money Laundering Laws” means the anti-money laundering laws and regulations of the United States and any related or similar statutes (including, without limitation, the U.S. PATRIOT Act of 2001), rules, regulations or guidelines, issued, administered or enforced by any Governmental or Regulatory Authority.

“Business Day” means any day except any Saturday, any Sunday, any day that is a federal legal holiday in the United States or any day on which banking institutions in the State of New York, the PRC, Hong Kong or the Cayman Islands are authorized or required by law or other governmental action to close.

“Consent” means any consent, approval, authorization, novation, waiver, permit, grant, franchise, concession, agreement, license, exemption or order of, registration, certificate, declaration or filing with, or report or notice to, any Person, including any Governmental or Regulatory Authority.

“Encumbrance” means any pledge, hypothecation, right of others, claim, charge, security interest, encumbrance, adverse claim or interest, option, lien, put or call right, right of first offer or refusal, voting right, preemptive right, restrictions on transfer (other than arising under any applicable securities laws) or other similar restrictions.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

“Governmental or Regulatory Authority” means any international, supranational or national government, any state, provincial, local or other political subdivision thereof, any entity, authority or body exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including any government authority, agency, department, board, commission or instrumentality of the United States or a foreign nation or jurisdiction, any State of the United States or any political subdivision of any thereof, any court, tribunal or arbitrator, any self-regulatory organization or any other instrumentality of any jurisdiction in which a Party conducts business or operations.

“Hong Kong” means the Hong Kong Special Administrative Region of the People’s Republic of China.

“Order” means any judgment, order, administrative order, writ, stipulation, injunction (whether permanent or temporary), award, decree or similar legal restraint of, or binding settlement having the same effect with, any Governmental or Regulatory Authority.

“Organizational Documents” means, with respect to any Person (other than a natural person), the memorandum and articles of association, constitution, certificate of incorporation, articles of incorporation, bylaws, articles of organization, partnership agreement, limited liability company agreement, trust deed, formation agreement, joint venture agreement or other similar organizational documents of such Person (in each case, as amended through the date of this Agreement).

“Person” means an individual or corporation, company, exempted company, firm, general or limited partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company or Governmental or Regulatory Authority or other entity of any kind.

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“PRC” means the People’s Republic of China, excluding, for the purpose of this Agreement only, Hong Kong, Macau Special Administrative Region and Taiwan.

“Proceeding” means an action, claim, suit, investigation or other legal proceeding (including a partial proceeding, such as a deposition).

“Regulation S” means Regulation S under the Securities Act.

“Representatives” means, with respect to any Person, such Person’s and such Person’s Affiliates’ respective accountants, counsel, financial and other advisers, representatives, consultants, directors, officers, employees, shareholders, partners, members and agents.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the United States Securities Act of 1933, as amended.

“Target Shares” means either or both of the Purchaser A Target Shares or the Purchaser B Target Shares, as the case may be.

“US Dollar” or “US$” means the lawful currency of the United States.

1.2          Terms Defined Elsewhere in this Agreement. The following terms are defined in this Agreement as follows:

Term	Section
“Actual Transfer Price Per Share”	Section 7.3(d)
“Agreement”	Preamble
“Class A Ordinary Share” and “Class A Ordinary Shares”	Recital
“Closing”	Section 3.1
“Closing Date”	Section 3.1
“Company”	Recital
“Financial Statements”	Section 4.11
“HKIAC”	Section 9.7(b)
“Indemnified Persons”	Section 7.6
“Lock-up Period”	Section 7.3(a)
“Open Market Transfer”	Section 7.3(a)
“Party” and “Parties”	Preamble
“Purchase by Seller”	Section 7.3(c)
“Purchase Notice”	Section 7.3(c)
“Purchase Price”	Section 2.1(b)
“Purchase Price Per Share”	Section 2.1(a)
“Purchaser” and “Purchasers”	Preamble
“Purchaser A”	Preamble
“Purchaser A Target Shares”	Recital

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“Purchaser B”	Preamble
“Purchaser B Target Shares”	Recital
“Response Period”	Section 7.3(c)
“Sales Profit”	Section 7.4
“SEC Documents”	Section 4.11
“Seller”	Preamble
“Seller’s Share of Profits”	Section 7.4
“Target Price Per Share”	Section 7.3(d)
“Transfer Notice”	Section 7.3(b)
“Transferor”	Section 7.3(b)

1.3          Interpretation.

(a)       Directly or Indirectly. The phrase “directly or indirectly” means directly, or indirectly through one or more intermediate Persons or through contractual or other arrangements, and “direct or indirect” has the correlative meaning.

(b)       Gender and Number. Unless the context otherwise requires, all words (whether gender-specific or gender neutral) shall be deemed to include each of the masculine, feminine and neuter genders, and words importing the singular include the plural and vice versa.

(c)       Headings. Headings are included for convenience only and shall not affect the construction of any provision of this Agreement.

(d)       Include not Limiting. “Include,” “including,” “are inclusive of” and similar expressions are not expressions of limitation and shall be construed as if followed by the words “without limitation.”

(e)       Language. This Agreement is written in English. If this Agreement is translated into any language other than English, the English text shall prevail.

(f)       Law. References to “law” shall include all applicable laws, regulations, rules and orders of any Governmental or Regulatory Authority, securities exchange or other self-regulating body, any common or customary law, constitution, code, ordinance, statute or other legislative measure and any regulation, rule, treaty, order, decree or judgment; and “lawful” shall be construed accordingly.

(g)      References to Documents. References to this Agreement include the Schedules, which form an integral part hereof. A reference to any Section or Schedule is, unless otherwise specified, to such Section of or Schedule to this Agreement. The words “hereof,” “hereunder” and “hereto,” and words of like import, unless the context requires otherwise, refer to this Agreement as a whole and not to any particular Section hereof or Schedule hereto. A reference to any document (including this Agreement) is to that document as amended, consolidated, supplemented, novated or replaced from time to time.

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(h)       Time. If a period of time is specified and dates from a given day or the day of a given act or event, unless otherwise specified, such period shall be calculated exclusive of that day.

(i)       Writing and Written. References to writing and written include any mode of reproducing words in a legible and non-transitory form including emails and faxes.

Section 2

PURCHASE AND SALE OF SALE SHARES

2.1          Consideration and Number of Shares.

(a)       The purchase price per Class A Ordinary Share (“Purchase Price Per Share”) for the sale and purchase of the Target Shares hereunder shall be US$7.077.

(b)       The total consideration payable by the Purchaser A or the Purchaser B (as the case may be) for the Purchaser A Target Shares or the Purchaser B Target Shares (as the case may be) shall be the total purchase price set forth opposite such Purchaser’s name in Schedule 1 (such Purchaser’s “Purchase Price”).

(c)       The number of the Purchaser A Target Shares or the Purchaser B Target Shares (as the case may be) is determined by dividing the relevant Purchase Price by the Purchase Price Per Share and is each set forth opposite such Purchaser’s name in Schedule 1.

2.2          Sale and Purchase of Target Shares. Upon the terms and subject to the conditions of this Agreement, at the Closing:

(a)       the Seller shall sell to the Purchaser A, and the Purchaser A shall purchase from the Seller, the Purchaser A Target Shares free and clear of any Encumbrance; and

(b)       the Seller shall sell to the Purchaser B, and the Purchaser B shall purchase from the Seller, the Purchaser B Target Shares free and clear of any Encumbrance.

Section 3

CLOSING

3.1          Time and Place of Closing. The closing of the sale and purchase of the Purchaser A Target Shares and the Purchaser B Target Shares (the “Closing”) shall simultaneously take place remotely by electronic transmission on December 7, 2018, Hong Kong time (or such other date or time as the Purchasers and the Seller may agree in writing, the “Closing Date”).

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3.2          Actions at Closing.

(i)          The Seller shall take all necessary actions to transfer the Purchaser A Target Shares to the Purchaser A and transfer the Purchaser B Target Shares to Purchaser B, including but not limited to the execution and delivery of the followings:

(1)       at the Closing, delivering to each Purchaser the duly executed instruments of transfer for the relevant Target Shares, in the form sufficient for transfer of the Target Shares contemplated herein and reasonably satisfactory to the Purchasers,;

(2)       at the Closing, delivering to each Purchaser copies of the duly executed share certificates evidencing such Purchaser’s ownership of the relevant Target Shares, followed by the delivery of the originals of such share certificates to the Purchasers within five (5) Business Days after the Closing; and

(3)       at the Closing, delivering to each Purchaser copies of the duly executed instructions to the Company’s registered office provider or the other competent transfer agent (as applicable) and the respective written receipts of such instructions, in connection with the procedures of entry and recording of the transfer of the relevant Target Shares contemplated herein, necessary to effect such transfer on the Closing Date; and

(4)       within five (5) Business Days after the Closing, delivering to each Purchaser a copy of the duly issued register of members of the Company reflecting the transfer of the Target Shares contemplated herein, duly certified by an authorized officer or the secretary or the registered office provider of the Company.

(ii)          Subject to the satisfaction of Section 3.2(i) above, each Purchaser shall pay or cause to be paid its Purchase Price to the Seller to such bank account as designated by the Seller.

(iii)         Each of the Seller and the Purchasers shall deliver all other certificates and documents required to be delivered by such Party on the Closing Date pursuant to Section 6 at the Closing.

Section 4

REPRESENTATIONS AND WARRANTIES OF THE SELLER

The Seller represents and warrants, severally and not jointly, to each Purchaser as follows:

4.1          Authorization; Binding Effect. The Seller is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has full right, power and authority to execute and deliver this Agreement, to perform fully its obligations hereunder and to consummate the transactions contemplated hereby. The Seller has duly executed and delivered this Agreement. Assuming the due authorization execution and delivery of this Agreement by the Purchasers, this Agreement constitutes a legal, valid and binding obligation of the Seller enforceable against the Seller in accordance with its terms, except as the enforceability hereof may be limited by (i) applicable bankruptcy, insolvency, moratorium, reorganization or similar laws in effect which affect the enforcement of creditors’ rights generally or (ii) general principles of equity, whether considered in a proceeding at law or in equity.

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4.2          Title to Shares. The Seller is the lawful owner of the Target Shares with good and marketable title thereto, and the Seller has the right to sell, assign, convey, transfer and deliver the Target Shares and all rights and benefits incident to the ownership thereof. Such rights and benefits are transferrable by the Seller to each Purchaser, free and clear of all Encumbrances. The purchase and sale of the Target Shares as contemplated herein will (a) pass good and marketable title to such Target Shares to each Purchaser, free and clear of all Encumbrances, and (b) convey, free and clear of all Encumbrances, any and all rights and benefits incident to the ownership of such Target Shares.

4.3          Information. The Seller has such knowledge and experience in financial and business matters as to enable the Seller to make an informed decision with respect to the Seller’s sale of the Target Shares. The Seller has independently evaluated the merits of its decision to sell the Target Shares pursuant to this Agreement, such decision has been independently made by the Seller, and the Seller confirms that it has only relied on the advice of its own business and/or legal counsel in making such decision. In connection with such sale, the Seller has not relied on any representation, warranty or action made or taken by or on behalf of the Purchaser, its Affiliates or its Representatives, other than those expressly set forth herein.

4.4          No Encumbrances. The execution, delivery and performance by the Seller of this Agreement and the consummation of the transactions contemplated hereby will not result in the creation of any Encumbrance with respect to the Target Shares.

4.5          No Conflicts. The execution, delivery and performance by the Seller of this Agreement, and the consummation of the transactions contemplated hereby, do not and will not conflict with or result in a violation or breach of or default under (with or without the giving of notice or the lapse of time or both) (a) the Organizational Documents of the Seller, (b) any law or Order to which the Seller or any of its properties or assets is subject or (c) any contract, agreement or other instrument applicable to the Seller or any of its properties or assets, except to the extent that such conflict, violation, breach or default, individually and in the aggregate, have not materially impaired or delayed, and will not materially impair or delay, the ability of the Seller to perform its obligations under this Agreement.

4.6          Proceedings. There is no Proceeding pending against the Seller, or to the knowledge of the Seller, threatened against or affecting the Seller that could reasonably be expected in any manner to challenge or seek to prevent, enjoin, alter or materially delay any of the transactions contemplated by this Agreement. There is no Proceeding pending or, to the knowledge of the Seller, threatened against or by the Company that questions the legality of the transactions contemplated by this Agreement.

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4.7          Brokers and Finders. No investment banker, broker, finder or other intermediary has been retained by or is authorized to act on behalf of the Seller or any of its Affiliates in connection with the transactions contemplated by this Agreement, the fees, expenses, costs or commissions for which could be the responsibility, in whole or in part, of the Purchaser or any of its Affiliates or the Company or any of its Affiliates.

4.8          Solvency. The Seller is not insolvent under the laws of its jurisdiction of incorporation, unable to pay its debts as they fall due or has not proposed or is not liable to any arrangement (whether by court process or otherwise) under which its creditors (or any group of them) could receive less than the amounts due to them.

4.9          No Consents. The Seller is not required to obtain any Consent in connection with the execution, delivery and performance by the Seller of this Agreement or the consummation by the Seller of the transactions contemplated hereby, other than such Consents as have been obtained by the Seller or are otherwise provided in this Agreement.

4.10         No Other Agreements. Other than this Agreement, the Seller is not a party to any contract or agreement of any kind or nature whatsoever which will be enforceable against any Purchaser after the Closing.

4.11         SEC Documents. To the knowledge of the Seller, the Company has filed with the SEC all reports, statements, schedules and other documents (collectively, the “SEC Documents”) required to be filed by it pursuant to the Securities Act, and the Exchange Act. As of their respective dates, the SEC Documents complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder, except that certain current reports may not have been timely filed. None of the SEC Documents, at the time they were filed with the SEC, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As of their respective dates, the financial statements included in the SEC Documents (the “Financial Statements”) complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto. Except (a) as may be indicated in the notes to the Financial Statements or (b) in the case of the unaudited interim statements, as filed under Form 6-K under the Exchange Act, the Financial Statements have been prepared in accordance with generally accepted accounting principles consistently applied and fairly present in all material respects the consolidated and consolidating financial position of the Company as of the dates thereof and the results of its operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal recurring year-end adjustments and footnotes). Except as set forth in the Financial Statements filed with the SEC prior to the date hereof, the Company has no liabilities, whether absolute, contingent or otherwise, other than (x) liabilities incurred in the ordinary course of business subsequent to the date of such Financial Statements, (y) obligations under contracts and commitments incurred in the ordinary course of business and not required under generally accepted accounting principles to be reflected in such Financial Statements, which liabilities and obligations referred to in clauses (x) and (y), individually or in the aggregate, are not material to the financial condition or operating results of the Company, and (z) liabilities and obligations incurred in connection with the Closing.

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4.12         Private Offering. No registration of the Target Shares, pursuant to the provisions of the Securities Act or any state securities or “blue sky” laws, will be required by the sale of the Target Shares in accordance with this Agreement. The Seller agrees that neither it, nor anyone acting on its behalf, shall offer to sell the Target Shares or any other securities of the Company so as to require the registration of the Target Shares pursuant to the provisions of the Securities Act or any state securities or “blue sky” laws.

4.13         Anti-Money Laundering. The operations of the Seller are and have been conducted at all times in compliance with applicable financial record-keeping and reporting requirements of the Anti-Money Laundering Laws; the Seller’s sale and transfer of the Target Shares will not violate any Anti-Money Laundering Laws; and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Seller with respect to the Anti-Money Laundering Laws is pending or, to the best knowledge of the Seller, threatened.

4.14         No Misrepresentation. No representation or warranty by the Seller in this Agreement (including any exhibit or schedule hereto) and no statements of the Seller contained in any document, certificate, schedule or other information furnished or to be furnished by or on behalf of the Seller pursuant to this Agreement or any other closing document or in connection with the transactions contemplated hereby or thereby contains or shall contain any untrue statement of material fact or omits or shall omit to state a material fact required to be stated therein or necessary in order to make such statements, in light of the circumstances under which they were made, not misleading.

Section 5

REPRESENTATIONS AND WARRANTIES OF THE PURCHASERS

Each Purchaser represents and warrants, severally and not jointly, to the Seller as follows:

5.1          Authorization; Binding Effect. Such Purchaser is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has full right, power and authority to execute and deliver this Agreement and to perform fully its obligations hereunder. Such Purchaser has duly executed and delivered this Agreement. Assuming the due authorization execution and delivery of this Agreement by the Seller, this Agreement constitutes a legal, valid and binding obligation of such Purchaser enforceable against such Purchaser in accordance with its terms, except as the enforceability hereof may be limited by (i) applicable bankruptcy, insolvency, moratorium, reorganization or similar laws in effect which affect the enforcement of creditors’ rights generally or (ii) general principles of equity, whether considered in a proceeding at law or in equity.

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5.2          Purchase for Investment. Such Purchaser is acquiring the Target Shares for investment for its own account and not with a view toward any resale or distribution thereof except in compliance with the Securities Act. Such Purchaser does not presently have any contract, undertaking, agreement or arrangement with any Person to sell, transfer or grant participations to any Person with respect to the Target Shares. Such Purchaser hereby acknowledges that the Target Shares have not been registered pursuant to the Securities Act and may not be transferred in the absence of such registration thereunder or an exemption therefrom, or in a transaction not subject to, the Securities Act.

5.3          No General Solicitation. Such Purchaser is not purchasing the Target Shares as a result of any advertisement, article, notice or other communication regarding the Target Shares published in any newspaper, magazine or similar media or broadcast over television or radio or presented at any seminar or any other general solicitation or general advertisement.

5.4          No Conflicts. The execution, delivery and performance by such Purchaser of this Agreement, and the consummation of the transactions contemplated hereby, do not and will not conflict with or result in a violation or breach of or default under (with or without the giving of notice or the lapse of time or both) (a) the Organizational Documents of such Purchaser, (b) any law or Order to which such Purchaser or any of its properties or assets is subject, or (c) any contract, agreement or other instrument applicable to such Purchaser or any of its properties or assets; except, in the case of clause (c), to the extent that such conflict, violation, breach or default, individually and in the aggregate, have not materially impaired or delayed, and will not materially impair or delay, the ability of the Purchaser to perform its obligations under this Agreement.

5.5          Proceedings. There is no Proceeding pending against such Purchaser, or to the knowledge of such Purchaser, threatened against or affecting such Purchaser that could reasonably be expected in any manner to challenge or seek to prevent, enjoin, alter or materially delay any of the transactions contemplated by this Agreement. There is no Proceeding pending or, to the knowledge of such Purchaser, threatened that questions the legality or propriety of the transactions contemplated by this Agreement.

5.6          No Consents. Such Purchaser is not required to obtain any Consent in connection with the execution, delivery and performance by such Purchaser of this Agreement or the consummation by such Purchaser of the transactions contemplated hereby, other than such Consents as have been obtained or are otherwise provided in this Agreement.

5.7          Regulation S. Such Purchaser (a) is not a U.S. Person (as defined in Rule 902 of Regulation S), and (b) is acquiring the Target Shares not with a view to the distribution of the Target Shares.

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5.8          Accredited Investor. Such Purchaser is an “accredited investor” as that term is defined in Rule 501(a) of Regulation D as promulgated by the SEC under the Securities Act.

5.9          Seller’s Reliance. Such Purchaser understands that the Target Shares are being offered and sold to it in reliance on specific exemptions from the registration requirements of the United States federal and state securities laws and that the Seller is relying upon the truth and accuracy of, and such Purchaser’s compliance with, the representations, warranties, agreements, acknowledgments and understandings of such Purchaser set forth herein in order to determine the availability of such exemptions and the eligibility of such Purchaser to acquire the Target Shares.

5.10         Legend. Such Purchaser acknowledges that the Target Shares will bear a legend to the effect that the Target Shares have not been registered under the Securities Act.

Section 6

CONDITIONS PRECEDENT

6.1          Condition to Obligations of Each Party. The obligations of each Purchaser and the Seller to consummate the transactions contemplated hereby shall be subject to the condition that the consummation of the transactions contemplated hereby shall not have been enjoined or prohibited by applicable law, and no Proceeding by or before any Governmental or Regulatory Authority challenging such transactions shall have been initiated or threatened in writing.

6.2          Conditions to Obligations of each Purchaser. The obligations of each Purchaser to consummate the transactions contemplated hereby shall be subject to the satisfaction (or waiver by such Purchaser) on or prior to the Closing Date of the following additional conditions:

(a)       Representations and Warranties. The representations and warranties of the Seller shall be true and correct in all material respects on and as of the Closing Date with the same effect as though such representations and warranties had been made on and as of the Closing Date.

(b)       Covenants. The Seller shall have duly performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by it prior to or on the Closing Date.

(c)       Certificate. The Seller shall have delivered to such Purchaser a closing certificate, dated as of the Closing Date and signed by its duly authorized officer, certifying to the effect that the conditions set forth in Sections 6.2 (a) and (b) have been satisfied, the form of which is set forth in Schedule 2.

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6.3          Conditions to Obligations of the Seller. The obligation of the Seller to consummate the transactions contemplated hereby shall be subject to the satisfaction (or waiver by the Seller) on or prior to the Closing Date of the following additional conditions:

(a)       Representations and Warranties. The representations and warranties of the Purchasers shall be true and correct in all material respects on and as of the Closing Date with the same effect as though such representations and warranties had been made on and as of the Closing Date.

(b)       Covenants. The Purchasers shall have duly performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by them prior to or on the Closing Date.

Section 7

COVENANTS

7.1          Covenants of the Seller.

(a)       Public Announcements. The Seller shall not, and shall not permit any of its Affiliates to, make any public announcement in respect of this Agreement or the transactions contemplated hereby without the prior written consent of the Purchasers or use the name of the Purchasers or any Affiliates of the Purchasers in any manner, context or format (including reference on or links to websites, press releases, etc.) without the prior written consent of the Purchasers, except as required by laws applicable to the Seller and its Affiliates or except as required by rules and regulations of the SEC or any relevant stock exchange or quotation system (after giving effect to the execution of this Agreement or the transactions contemplated hereby) or upon the routine request of any Governmental or Regulatory Authority having authority to regulate or oversee any aspect of the business of the Seller or its Affiliates, in which case the Seller shall use its commercially reasonable efforts to provide each Purchaser with sufficient time, consistent with such requirements, to review the nature of such requirements and such disclosure prior to announcement. For the avoidance of doubt, nothing contained in this Section 7.1(a) is intended to prohibit disclosure by the Seller to its Affiliates and/or Representatives who are on a “need to know” basis.

(b)       Further Actions.

(i)       The Seller shall use its commercially reasonable efforts to take all actions and to do all things necessary, proper or advisable to consummate the transactions contemplated hereby as promptly as practicable.

(ii)       The Seller shall, as promptly as practicable, file or supply, or cause to be filed or supplied, all applications, notifications and information required to be filed or supplied by the Seller pursuant to applicable laws in connection with this Agreement and the consummation of the transactions contemplated hereby.

(iii)       The Seller shall, and shall cause its Affiliates to, coordinate and cooperate with each Purchaser in exchanging such information and supplying such assistance as may be reasonably requested by such Purchaser in connection with the filings and other actions of such Purchaser contemplated hereby.

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(iv)       At all times prior to the Closing, the Seller shall notify the Purchasers in writing of any condition or occurrence that would be reasonably likely to result in the failure of any of the conditions contained in Sections 6.1 and 6.2 to be satisfied, promptly upon becoming aware of the same.

(c)       Seller’s Transfer Covenant. The Seller covenants not to, directly or indirectly, offer, sell, contract to sell, transfer, pledge, grant any option to purchase, make any short sale or otherwise dispose of, any of the Target Shares or any right, title or interest therein or thereto between the date hereof and the Closing, except as set forth in this Agreement.

7.2          Covenants of the Purchasers.

(a)       Public Announcements. Each Purchaser shall not, and shall not permit any of its Affiliates to, make any public announcement in respect of this Agreement or the transactions contemplated hereby or use the name of the Seller or any Affiliates of the Seller in any manner, context or format (including reference on or links to websites, press releases, etc.) without obtaining in each instance the prior written consent of the Seller, except as required by laws applicable to such Purchaser and its Affiliates or except as required by rules and regulations of the SEC or any relevant stock exchange or quotation system (after giving effect to the execution of this Agreement and the transactions contemplated hereby and thereby), in which case such Purchaser shall use its commercially reasonable efforts to provide the Seller with sufficient time, consistent with such requirements, to review the nature of such requirements and to comment upon such disclosure prior to announcement.

(b)       Further Actions.

(i)       Each Purchaser shall use its commercially reasonable efforts to take all actions and to do all things necessary, proper or advisable to consummate the transactions contemplated hereby as promptly as practicable.

(ii)       Each Purchaser shall, as promptly as practicable, file or supply, or cause to be filed or supplied, all applications, notifications and information required to be filed or supplied by such Purchaser pursuant to applicable laws in connection with this Agreement and the consummation of the transactions contemplated hereby and thereby.

(iii)       Each Purchaser shall, and shall cause its Affiliates to, coordinate and cooperate with the Seller in exchanging such information and supplying such assistance as may be reasonably requested by the Seller in connection with the filings and other actions contemplated hereby.

(iv)       At all times prior to the Closing, each Purchaser shall notify the other Parties in writing of any condition or occurrence that would be reasonably likely to result in the failure of any of the conditions contained in Sections 6.1 and 6.3 to be satisfied, promptly upon becoming aware of the same.

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7.3          Purchasers’ Rights of Transfer.

(a)       Lock-up. For a period of six (6) months after the Closing Date (the “Lock-up Period”), without the prior written consent of the Seller, each Purchaser shall not sell and transfer any part of the Target Shares purchased by such Purchaser. The Seller shall, and shall cause its Affiliates to, use commercially reasonable efforts to coordinate and cooperate with the Purchasers in exchanging such information and providing such assistance as may be reasonably requested by the Purchasers in connection with the registrations, filings and other procedures (including without limitation to registration of the Target Shares pursuant to the Securities Act) necessary to permit, effect and complete the sale and transfer of the Target Shares in the public stock market (the “Open Market Transfer”) after the Lock-up Period (and also the registrations, filings and other procedures necessary to permit, effect and complete the Open Market Transfer within the Lock-up Period, if the Seller so consents to the transfer of any Target Shares within the Lock-up Period pursuant to this Section 7.3(a)).

(b)       Transfer Notice. For each Purchaser, if the Closing with respect to the Target Shares purchased by such Purchaser hereunder has occurred and consummated and the Purchaser holds any Target Shares, such Purchaser shall have the right, but not the obligation, exercisable at any time after the Lock-up Period, to deliver a written notice (the “Transfer Notice”) of the intention of the Purchaser (the “Transferor”) to sell and transfer the Target Shares through Open Market Transfer, which Transfer Notice shall include (i) the number of the Target Shares to be transferred and (ii) the date to effect the Open Market Transfer. For the avoidance of doubt, each Purchaser is entitled and permitted hereunder to effect the Open Market Transfer at any time after the Lock-up Period, without delivering the Transfer Notice or otherwise notifying the Seller.

(c)       Purchase by Seller. The Seller shall have the right to respond within a period of five (5) days following the receipt of the Transfer Notice (the “Response Period”) by delivering a written notice (the “Purchase Notice”) to purchase all of the Target Shares subject to the Transfer Notice (the “Purchase by Seller”). The Purchase by Seller shall be made at the Target Price Per Share (as defined below) and at a date which is no later than twenty (20) days following the Seller’s delivery of the Purchase Notice. If the Seller fails to deliver the Purchase Notice within the Response Period, the Transferor shall have the right to effect the Open Market Transfer in a manner consistent with the terms and conditions as set out in the Transfer Notice. For the avoidance of doubt, unless the Seller and the Purchaser agree otherwise, if a Purchaser has not delivered a Transfer Notice, the Seller shall not be entitled to effect the Purchase by Seller or otherwise purchase the Target Shares held by such Purchaser under this Section 7.3.

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(d)       Target Price Per Share. The “Target Price Per Share” for each Class A Ordinary Share or corresponding ADS shall be an amount in US Dollars at a price of (x) 100% of the Purchase Price Per Share plus (y) interest accrued on the Purchase Price Per Share at the simple interest rate of six (6%) per annum for the period from the Closing Date to the date that the aggregate consideration for the Purchase by Seller or the Transferor’s Open Market Transfer, whichever is applicable, is fully paid. The aggregate consideration for the Purchase by Seller shall be the number of total Target Shares subject to the Purchase Notice, multiplied by the Target Price Per Share. In the event the Transferor effects the Open Market Transfer, and the actual transfer price (the “Actual Transfer Price Per Share”) for each Class A Ordinary Share or ADS is lower than the Target Price Per Share, the Seller shall compensate the Transferor, no later than twenty (20) days following the completion of the Open Market Transfer, in the amount that is equal to the difference between the Target Price Per Share minus the Actual Transfer Price Per Share, multiplied by the Target Shares subject to the Transfer Notice. Except for payment for the Purchase by Seller, the Seller is not obligated to compensate the Purchaser unless the Purchaser delivers the Transfer Notice to effect the Open Market Transfer pursuant to the provisions of Section 7.3(b) above.

(e)       The references to the Target Shares under this Section 7.3 shall include all ADSs derived from and representing any of the Target Shares. The calculation of the number of Target Shares, Actual Transfer Price Per Share and the Target Price Per Shares shall take into account any share split, share dividend, share combination or consolidation, recapitalization, reclassification or other similar event.

7.4          Share of Profits. After the Closing, if a Purchaser receives, directly from the sale and transfer of the Target Shares purchased by such Purchaser hereunder on the public stock market, an aggregate net profit (which shall be the total sales proceeds from the sale of the Target Shares received by such Purchaser, minus such Purchaser’s Purchase Price, after the deduction of all costs, expenses, taxes and levies relating to the share sale and transfer, the “Sales Profit”) in an amount higher than such Purchaser’s Purchase Price, the Purchase shall pay to the Seller an amount (the “Seller’s Share of Profits”) equal to fifty percent (50%) of the result of the Sales Profit minus such Purchaser’s Purchase Price, provided the payment of the Seller’s Share of Profits shall be subject to deductions and withholdings of taxes or levies to the extent required to be deducted or withheld by such Purchaser under applicable laws for such payment. The Seller’s Share of Profits, upon applicable withholdings and deductions specified above, shall be paid in cash, and be paid to such bank account of a Person as designated by the Seller. The Seller shall use its commercially reasonable efforts to, and to cause its designated Person to, cooperate with the Purchasers to arrange the payment of the Seller’s Share of Profits. For the avoidance of doubt, a Purchaser shall have no obligations or liabilities under this Section 7.4 for any payment to the Seller if the Sales Profit has not exceeded the Purchase Price set forth opposite such Purchaser’s name in Schedule 1. The references to the Target Shares under this Section 7.4 shall include the ADSs derived from and representing the Target Shares.

7.5          Purchase of Additional Shares. The Seller shall use its commercially reasonable efforts to procure and facilitate the sale and transfer of additional Class A Ordinary Shares by other holders of Class A Ordinary Shares to the Purchasers or their designated Affiliates for the total consideration of up to US$4,000,000.00, based on terms and conditions (including the purchase price) substantially the same as those set forth herein.

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7.6          Indemnification. The Seller hereby agrees and undertakes to protect, indemnify and defend each Purchaser and its Representatives, nominees, successors, heirs and administrators (collectively, such Purchaser’s “Indemnified Persons”), against and to hold the Indemnified Persons, harmless from any and all costs, claims, losses, attorneys’ fees, liabilities and other expenses that such Purchaser or its Indemnified Person, may incur or to which such Purchaser or its Indemnified Person, may be exposed as a result of the Seller’s breach of or the falsity of any of the Seller’s representations or warranties in this Agreement or as a result of the Seller’s breach of or failure to perform or observe any of the Seller’s covenants in this Agreement. The maximum liability of the Seller to each Purchaser under this Section 7.6 shall be limited to an amount equal to the aggregate Purchase Price paid by such Purchaser.

Section 8

TERMINATION

8.1          Termination. This Agreement may be terminated:

(a)       by the Seller or any Purchaser by written notice to the other Parties after 5:30 p.m. (Hong Kong time) on December 31, 2018, if the Closing shall not have occurred, unless such date is extended by the mutual written consent of the Seller and the Purchasers; provided, however, that the right to terminate this Agreement under this Section 8.1(a) shall not be available to any Party whose breach of any representation, warranty, covenant or agreement under this Agreement has been the cause of, or resulted in, the failure of the Closing to occur on or before such date;

(b)       by the Seller or any Purchaser by written notice to the other Parties on or prior to the Closing, in each case if any Governmental or Regulatory Authority shall have issued an Order (which Order the Parties shall use their commercially reasonable efforts to lift) permanently restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement and such Order shall have been outstanding for ten (10) days or more;

(c)       by any Party through written notice to the other Parties on or prior to the Closing Date if any event, fact or condition shall occur or exist that shall have made it impossible for the terminating Party to satisfy the applicable condition precedent to consummate the transactions contemplated by this Agreement, unless the occurrence or existence of such event, fact or condition shall be due to the failure of the terminating Party to perform or comply with any of the agreements, covenants or conditions hereof; or

(d)       by written agreement of the Seller and the Purchasers prior to the Closing.

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8.2          Effect of Termination. Except as provided in this Agreement, in the event of the termination of this Agreement pursuant to the provisions of Section 8.1, this Agreement shall become void and have no effect, without any liability to any Person in respect hereof or of the transactions contemplated hereby on the part of any Party, or any of its Affiliates. For the avoidance of doubt, Sections 7.1(a), 7.2(a), 7.3, 7.4, 7.5, 7.6 and 9 shall remain in full force and effect and survive any termination of this Agreement.

Section 9

MISCELLANEOUS

9.1          Remedies. In the event of a breach by any Purchaser or by the Seller of any of their obligations under this Agreement, the non-breaching Party, in addition to being entitled to exercise all rights granted by law and under this Agreement, including recovery of damages, will be entitled to specific performance of its rights, injunctive relief and other equitable remedies under this Agreement. The Purchasers and the Seller agree that monetary damages would not provide adequate compensation for any losses incurred by reason of a breach by any other Party of any of the provisions of this Agreement and hereby further agree, in the event of any action for specific performance, injunctive relief or other equitable remedies in respect of such breach, to waive and not assert the defense that a remedy at law would be adequate.

9.2          Entire Agreement. This Agreement, together with the schedules thereto, contains the entire understanding of the Parties with respect to the subject matter hereof and supersedes all prior agreements, understandings, discussions and representations, oral or written, with respect to such matters.

9.3          Amendments and Waivers. The provisions of this Agreement may not be amended, modified, supplemented or waived unless the same shall be in writing and signed by each of the Parties.

9.4          Notices. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of: (a) the date of transmission, if such notice or communication is delivered via facsimile or e-mail at the facsimile number or e-mail address specified in this Section 9.4 prior to 5:30 p.m. (Hong Kong time) on a Business Day, (b) the next Business Day after the date of transmission, if such notice or communication is delivered via facsimile or e-mail at the facsimile number or e-mail address specified in this Section 9.4 on a day that is not a Business Day or later than 5:30 p.m. (Hong Kong time) on any Business Day, or (c) upon actual receipt by the Party to whom such notice is required to be given. The addresses for such notices and communications shall be as follows:

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(a)          If to the Purchaser A:

Address: c/o Banyan Capital Partners HK Ltd., Suite 1109, 11/F, Champion Tower, 3 Garden Road, Central, Hong Kong

Attention: Anthony Wu

Facsimile no: +852 3974 6616

E-mail address: anthony@gaorongvc.com

(b)          If to the Purchaser B:

Address: c/o Banyan Capital Partners HK Ltd., Suite 1109, 11/F, Champion Tower, 3 Garden Road, Central, Hong Kong

Attention: Anthony Wu

Facsimile no: +852 3974 6616

E-mail address: anthony@gaorongvc.com

(c)          If to the Seller:

Address: c/o Tarena International, Inc., Suite 10017, 10/F, Building E, Zhongkun Plaza, A18 Bei San Huan West Road
Haidian District, Beijing 100098, People’s Republic of China

Attention: Shaoyun Han

Facsimile no: (8610) 6211 1554

E-mail address: hansy@tedu.cn

The addresses, facsimile numbers and e-mail addresses specified in this Section 9.4 may be changed by a Party by delivering notice to the other Parties in accordance with the terms hereof, which change will be effective on the later of the date set forth in such notice or ten (10) days after such notice is deemed given hereunder.

9.5          Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the successors and permitted assigns of each Purchaser and the Seller. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the Parties or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement. No Party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the written consent of the other Parties, provided that, without the prior consent of the Seller, each Purchaser may assign this Agreement, or any rights, remedies, obligations or liabilities under or by reason of this Agreement, to its Affiliates.

9.6          Execution and Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same Agreement and shall become effective when counterparts have been signed by each Party and delivered to the other Parties, it being understood that each Party need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission or by e-mail delivery of a “.pdf” format data file, such signature shall create a valid and binding obligation of the Party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or “.pdf” signature were the original thereof.

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9.7          Governing Law; Dispute Resolution.

(a)       All questions concerning the construction, validity, enforcement and interpretation of this Agreement and the relationship of the Parties shall be governed by and construed and enforced in accordance with the laws of Hong Kong, without regard to the principles of conflicts of law thereof.

(b)       Each Party hereby irrevocably agrees that any disputes arising out of or relating to this Agreement or the transactions contemplated hereby shall be resolved exclusively through arbitration administered by the Hong Kong International Arbitration Centre (“HKIAC”) in Hong Kong which shall be conducted in accordance with the then effective HKIAC Rules. The arbitration tribunal shall consist of three arbitrators, who shall be appointed as follows: one (1) arbitrator shall be appointed by the claimant(s) to the dispute, one (1) arbitrator shall be appointed by the respondent(s) to the dispute, and one (1) arbitrator shall be appointed by the Chairman of HKIAC. The language of the arbitration proceedings and written decisions or correspondence shall be English. The arbitration award shall be final and binding upon the Parties. Judgment may be entered on the arbitration tribunal’s arbitration award in any court having jurisdiction. The Parties to the arbitration shall each pay an equal share of the costs and expenses of such arbitration, and each Party shall separately pay for its respective counsel fees and expenses; provided, however, that the prevailing Party in any such arbitration shall be entitled to recover from the non-prevailing Party its reasonable costs and attorney fees. The Parties acknowledge and agree that, in addition to contract damages, the arbitrator may award provisional and final equitable relief, including injunctions and specific performance.

9.8          Cumulative Remedies. The remedies provided herein are cumulative and not exclusive of any remedies provided by law.

9.9          Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the Parties shall use their reasonable efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction. It is hereby stipulated and declared to be the intention of the Parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such that may be hereafter declared invalid, illegal, void or unenforceable.

9.10          Currency. Unless otherwise indicated, all dollar amounts referred to in this Agreement are in US Dollars. All amounts owing under this Agreement are in US Dollars. All amounts denominated in other currencies shall be converted into the US Dollar equivalent amount in accordance with the applicable exchange rate in effect on the date of calculation.

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9.11          Fees and Expenses. Except as otherwise provided in this Agreement, all expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such expenses; provided that if any action at law or in equity is necessary to enforce or interpret the terms of this Agreement, the prevailing Party shall be entitled to reasonable attorney’s fees, costs and necessary disbursements in addition to any other relief to which such Party may be entitled. Any and all transfer, documentary, sales, use, stamp, registration and other such taxes, and all conveyance fees, recording charges and other fees and charges (including any penalties and interest) incurred in connection with the transactions contemplated by this Agreement shall be paid by the Party incurring such fees, charges or taxes.

9.12          Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any Party, upon any breach, default or noncompliance by any other Party under this Agreement, shall impair any such right, power or remedy, nor shall it be construed to be a waiver of any such breach, default or noncompliance, or any acquiescence therein, or of or in any similar breach, default or noncompliance thereafter occurring.

9.13          Time of the Essence. Time is of the essence in connection with the performance of the Parties’ respective obligations under this Agreement.

9.14          Further Assurances. At or after the Closing, and without further consideration, the Parties shall execute and deliver all such further instruments and documents and take all such other actions as may reasonably be required to carry out the transactions contemplated hereby, to evidence the fulfillment of the agreements herein contained and to give practical effect to the intention of the Parties.

[Signature Page Follows]

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IN WITNESS WHEREOF, the Parties have caused their respective representatives to execute this Agreement as of the date first above written.

PURCHASER A:

Banyan Enterprises Limited

By:	/s/ Anthony Wu
Name:	Anthony Wu
Title:	authorized signatory

PURCHASER B:

Banyan Enterprises A Limited

By:	/s/ Anthony Wu
Name:	Anthony Wu
Title:	authorized signatory

SELLER:

Techedu Limited

By:	/s/ Shaoyun Han
Name:	Shaoyun Han
Title:	Director

[Signature Page to Share Purchase Agreement]

Schedule 1

Target Shares and Purchase Prices

Seller	Purchaser	Purchase Price to be paid by such Purchaser	Target Shares to be purchased by such Purchaser
Techedu Limited	Purchaser A	US$5,100,000.00	720,644
Techedu Limited	Purchaser B	US$900,000.00	127,173

Schedule 2

Form of Closing Certificate

CLOSING CERTIFICATE

December ____, 2018

This Closing Certificate is being made and delivered pursuant to Section 6.2(c) of the Share Purchase Agreement dated as of December 7, 2018 (the “Share Purchase Agreement”) by and among the undersigned and the Purchasers (as defined in the Share Purchase Agreement).

The undersigned hereby certifies that, as of the date of this Closing Certificate, the conditions specified in Section 6.2(a) and Section 6.2(b) of the Share Purchase Agreement have been fulfilled.

[Signature follows]

Signed and delivered by

SELLER
Techedu Limited

By:
Name:
Title: